Filed Pursuant To Rule 433
Registration No. 333-167132
October 3, 2011
THERE ISN’T A POT OF COPPER AT THE END OF THE RAINBOW.
No one dreams of finding a pot that’s filled with anything but gold. After all, it’s the ultimate symbol of wealth.
Now it’s more accessible than ever, thanks to SPDR® Gold Shares. When you invest in GLD, you get a precise way to add gold to your portfolio. And you get an asset that offers diversification potential because it’s generally not tied to the ups and downs of broad US equities.* So stop searching for a pot of gold and start investing in one. Scan the QR code with your smartphone to visit spdrs.com/GLD for details.
*Source: Over the 10-year period ending June 30, 2011, gold’s correlation with the S&P 500® has been -0.01 with 0 being uncorrelated and 1 being perfectly correlated (StyleADVISOR, June 2011).
The Important SPDR Information Gold Trust (“GLD”) Relating has to SPDR filed a Gold registration Trust: statement you (including invest, a you prospectus) should read with the the prospectus Securities in and that Exchange registration Commission statement (“SEC”) and other for documents the offering GLD to which has filed this with communication the SEC for more relates. complete Before www. information spdrgoldshares. about GLD com. and this Alternatively, offering. You the may Trust get or these any documents authorized participant for free by visiting will arrange EDGAR to on send the you SEC the website prospectus at www. ifsec. yougov request or by it visiting by calling 1-866-320-4053. missions ETF’s trade and like GLD stocks, expenses are subject will reduce to investment returns. risk, fluctuate in market value and may trade at prices above or below the ETF’s net asset value. Brokerage com-Diversification does not assure a profit and may not protect against investment loss.
Investing in commodities entails significant risk and is not appropriate for all investors.
“SPDR” by State is Street a registered Corporation trademark or its affiliates of Standard is sponsored, & Poor’s endorsed, Financial Services sold or promoted LLC (“S&P”) by S&P and or has its been affiliates, licensed and for S&P use and by its State affiliates Street make Corporation. no representation, No financial warranty product or offered condi- tion regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured – No Bank Guarantee – May Lose Value
IBG-4541

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.